UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*+

Shake Shack Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

819047 101

(CUSIP Number)

Daniel H. Meyer

c/o Shake Shack Inc.

225 Varick Street

Suite 301

New York, NY 10014

(646) 747-7200

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 1, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

+ Represents (i) Amendment No. 7 to the Schedule 13D filed by Daniel H. Meyer and (ii) Amendment No. 5 to the Schedule 13D filed by Daniel H. Meyer 2012 Gift Trust U/A/D 10/31/12

CUSIP No. 819047 101	Schedule 13D/A

1	Names of Reporting Persons.

Daniel H. Meyer(1)
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑
3	SEC Use Only

4	Source of Funds
PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
1,439,937
	8	Shared Voting Power
3,127,112
	9	Sole Dispositive Power
1,439,937
	10	Shared Dispositive Power
3,127,112
11	Aggregate Amount Beneficially Owned by Each Reporting Person
4,567,049
12	Check if the Aggregate Amount in Row (11) Excludes Certain Securities
☐
13	Percent of Class Represented by Amount in Row (11)
14.08%
14	Type of Reporting Person
IN

(1)	Includes securities that are held by the Daniel H. Meyer Investment Trust dated 5/15/92, of which Mr. Meyer serves as the grantor, trustee and beneficiary.

CUSIP No. 819047 101	Schedule 13D/A

1	Names of Reporting Persons.

Daniel H. Meyer 2012 Gift Trust U/A/D 10/31/12(2)
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☑
3	SEC Use Only

4	Source of Funds
OO (Cash from Trust)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Illinois

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power
—
	8	Shared Voting Power
3,127,112
	9	Sole Dispositive Power
—
	10	Shared Dispositive Power
3,127,112
11	Aggregate Amount Beneficially Owned by Each Reporting Person
3,127,112
12	Check if the Aggregate Amount in Row (11) Excludes Certain Securities
☐
13	Percent of Class Represented by Amount in Row (11)
9.64%
14	Type of Reporting Person
OO

(2)	Audrey Meyer, Mr. Meyer's wife, and Mike McQuinn are the Trustees of the Daniel H. Meyer 2012 Gift Trust U/A/D 10/31/12.

CUSIP No. 819047 101	Schedule 13D/A

Preliminary Note

This filing, dated August 22, 2019 (this "Amendment"), amends and supplements the Schedule 13Ds initially filed on February 17, 2015 for each of Daniel H. Meyer and Daniel H. Meyer 2012 Gift Trust U/A/D 10/31/12 (the “Gift Trust”) (as amended and supplemented to date, the "Schedule 13Ds") relating to shares of Class A common stock, $0.001 par value per share (the "A-Common"), of Shake Shack Inc. (the "Issuer"). Capitalized terms used in this Amendment and not otherwise defined herein shall have the same meanings ascribed to them in the Schedule 13Ds.

Item 4.	Purpose of Transaction

Pursuant to a Stockholder Agreement, dated as of February 4, 2015, as amended, between the Issuer, Daniel H. Meyer, the Gift Trust, Gramercy Tavern Corp. (“GTC”) and Mr. Meyer’s other affiliates (collectively, the “Meyer Stockholders”), and the other parties thereto, the Meyer Stockholders had the right to cause all of the stock of GTC to be exchanged for shares of the A-Common pursuant to a tax-free reorganization under Section 368(a) of the Internal Revenue Code (the “Code”). On August 16, 2019, at the Meyer Stockholders’ election, such a reorganization (the “Reorganization”) was completed. The Reorganization was structured as a two-step merger, whereby a wholly-owned subsidiary of the Issuer merged with and into GTC, with the Reporting Person as the surviving corporation, which then merged with and into the Issuer, resulting in (i) cancellation of the shares of Class B common stock, $0.001 par value per share (the “B-Common”) of the Issuer held by GTC, (ii) transfer of the common membership interests in SSE Holdings, LLC (the “LLC Interests”) held by GTC to the Issuer, and (iii) the exchange of common stock of GTC held by the shareholders, including the Reporting Persons, of GTC for shares of A-Common.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13Ds is amended and restated in its entirety as follows:

(a)-(b)

The aggregate percentage of shares of A-Common reported to be beneficially owned by the Reporting Persons is based upon a total of 30,558,210 shares of A-Common outstanding, which is the total number of shares of A-Common told by the Issuer to the Reporting Persons to be outstanding as of July 24, 2019.

At the close of business on August 22, 2019, the Reporting Persons may be deemed to beneficially own 4,567,049 shares of A-Common in the aggregate, constituting approximately 14.08% of the shares of A-Common outstanding, as set forth in further detail below:

Reporting Person	Amount beneficially owned		Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
DANIEL H. MEYER(1)	4,567,049	(3)	14.08%	1,439,937	3,127,112	1,439,937	3,127,112
DANIEL H. MEYER 2012 GIFT TRUST U/A/D 10/31/12(2)	3,127,112	(4)	9.64%	—	3,127,112	—	3,127,112

(1)	Includes securities that are held by the Daniel H. Meyer Investment Trust dtd 5/15/92, of which Mr. Meyer serves as the grantor, trustee and beneficiary (the "Investment Trust"). Mr. Meyer disclaims beneficial ownership of the securities held by the Gift Trust.
(2)	Audrey Meyer, Mr. Meyer's wife, and Mike McQuinn are the Trustees of the Gift Trust.
(3)	Includes 2,695,738 shares of A-Common and 1,861,057 LLC Interests that may be exchanged for shares of A-Common at the election of Mr. Meyer.
(4)	Includes 2,536,191 shares of A-Common and 590,921 LLC Interests that may be exchanged for shares of A-Common at the election of the Gift Trust.

CUSIP No. 819047 101	Schedule 13D/A

(c) The following table sets forth the transactions with respect to shares of A-Common by each of the Reporting Persons required to be reported pursuant to this Item 5(c).  Each day's sales comprised open market transactions made on that day, and the price per share reported for each sale is the weighted average sales price. The Reporting Person’s will provide upon request of the SEC staff the full information regarding the number of shares purchased or sold at each separate price.

Reporting Person	Date of Transaction	Number of Shares Acquired (A) or Disposed (D) of		Price per Share
DANIEL H. MEYER*	May 1, 2019	64,510	(D)	$61.4672	(1)
DANIEL H. MEYER*	May 1, 2019	10,490	(D)	$62.0417	(2)
DANIEL H. MEYER*	June 3, 2019	25,606	(D)	$59.0961	(3)
DANIEL H. MEYER*	June 3, 2019	26,568	(D)	$59.6844	(4)
DANIEL H. MEYER*	June 3, 2019	1,000	(D)	$60.9400	(5)
DANIEL H. MEYER*	June 4, 2019	21,826	(D)	$60.0510	(6)
DANIEL H. MEYER	June 11, 2019	379	(A)(7)	$0	(7)
DANIEL H. MEYER*	June 27, 2019	20,565	(D)	$70.0684	(8)
DANIEL H. MEYER*	June 28, 2019	4,435	(D)	$70.3513	(9)
DANIEL H. MEYER*	July 1, 2019	46,185	(D)	$68.7273	(10)
DANIEL H. MEYER*	July 1, 2019	23,615	(D)	$69.6193	(11)
DANIEL H. MEYER*	July 1, 2019	3,230	(D)	$70.9122	(12)
DANIEL H. MEYER*	July 1, 2019	3,100	(D)	$71.4832	(13)
DANIEL H. MEYER*	July 1, 2019	2,500	(D)	$72.8404	(14)
DANIEL H. MEYER*	July 2, 2019	6,054	(D)	$70.0033	(15)
DANIEL H. MEYER*	July 3, 2019	15,316	(D)	$70.2702	(16)
DANIEL H. MEYER*	August 1, 2019	13,413	(D)	$75.0538	(17)
DANIEL H. MEYER*	August 1, 2019	8,600	(D)	$75.8428	(18)
DANIEL H. MEYER*	August 1, 2019	2,987	(D)	$76.5370	(19)
DANIEL H. MEYER*	August 16, 2019	154,072	(A)(20)	$0	(20)
DANIEL H. MEYER 2012 GIFT TRUST DTD 10/31/12	August 16, 2019	2,536,191	(A)(20)	$0	(20)

*	This transaction was effected by the Investment.

(1)	The transaction was executed in multiple trades as prices ranging from $60.8900 to $61.8899.

(2)	The transaction was executed in multiple trades as prices ranging from $61.8900 to $62.2400.

(3)	The transaction was executed in multiple trades as prices ranging from $58.5100 to $59.5099.

(4)	The transaction was executed in multiple trades as prices ranging from $59.5100 to $60.5099.

(5)	The transaction was executed in multiple trades as prices ranging from $60.5100 to $61.8000.

(6)	The transaction was executed in multiple trades as prices ranging from $60.0000 to $60.2400.

(7) Represents shares of A-Common underlying restricted stock units acquired by Mr. Meyer. On June 11, 2019, pursuant to the Issuer's 2015 Incentive Award Plan, as amended, and the Issuer's Non-Employee Director Compensation Policy, Mr. Meyer was awarded restricted stock units that represent the right to receive A-Common. The restricted stock units representing the right to receive A-Common vest on June 11, 2020, subject to Mr. Meyer’s continued service with the Issuer.

(8)	The transaction was executed in multiple trades as prices ranging from $70.0000 to $70.2000.

CUSIP No. 819047 101	Schedule 13D/A

(9)	The transaction was executed in multiple trades as prices ranging from $70.1800 to $70.7400.

(10)	The transaction was executed in multiple trades as prices ranging from $68.2900 to $69.2899.

(11)	The transaction was executed in multiple trades as prices ranging from $69.2900 to $70.2899.

(12)	The transaction was executed in multiple trades as prices ranging from $70.2900 to $71.2899.

(13)	The transaction was executed in multiple trades as prices ranging from $71.2900 to $72.2899.

(14)	The transaction was executed in multiple trades as prices ranging from $72.2900 to $73.0500.

(15)	The transaction was executed in multiple trades as prices ranging from $70.0000 to $70.0500.

(16)	The transaction was executed in multiple trades as prices ranging from $70.0000 to $70.9500.

(17)	The transaction was executed in multiple trades as prices ranging from $74.3200 to $75.3199.

(18)	The transaction was executed in multiple trades as prices ranging from $75.3200 to $75.3299.

(19)	The transaction was executed in multiple trades as prices ranging from $76.3200 to $76.7050.

(20)	Acquired pursuant to the Reorganization.

(d)	None.
(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by the following:

In connection with the Reorganization, on August 16, 2019 (the “First Effective Time”), SSI GT Merger Sub, a wholly-owned subsidiary of the Issuer (the “Merger Sub”), and GTC entered into an Agreement and Plan of Merger (the “Agreement and Plan of Merger #1”). Pursuant to the Agreement and Plan of Merger #1, Merger Sub merged with and into GTC, as a result of which the ownership interest of the shareholders of GTC outstanding prior to the First Effective Time (the “shares”) were exchanged for an amount of shares of A-Common, based upon the amount of shares held by the shareholders of GTC, at the exchange rate of one to one. A Certificate of Merger was filed with the New York State Department of State Division of Corporations on the First Effective Time.

On August 16, 2019 (the “Second Effective Time”), GTC and the Issuer entered into an Agreement and Plan of Merger (the “Agreement and Plan of Merger #2”). Pursuant to the Agreement and Plan of Merger #2, GTC merged with and into the Issuer, as a result of which (i) each share of B-Common held by GTC immediately prior to the Second Effective Time was cancelled and (ii) the LLC Interests held by GTC immediately prior to the Second Effective Time were transferred to the Issuer. A Certificate of Ownership was filed with the Delaware Secretary of State Division of Corporations on the Second Effective Time.

Item 7.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

CUSIP No. 819047 101	Schedule 13D/A

Exhibit No.	Description
7.15	Agreement and Plan of Merger, dated as of August 16, 2019, by and between SSI GT Merger Sub and Gramercy Tavern Corp.
7.16	Certificate of Merger of SSI GT Merger Sub LLC into Gramercy Tavern Corp., filed August 16, 2019
7.17	Agreement and Plan of Merger, dated as of August 16, 2019, by and between Gramercy Tavern Corp. and Shake Shack Inc.
7.18	Certificate of Ownership Merging Gramercy Tavern Corp. into Shake Shack Inc., filed August 16, 2019

CUSIP No. 819047 101	Schedule 13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2019	By:	/s/ Ronald Palmese, Jr.
Ronald Palmese, Jr., Esq., Attorney-in-Fact for Daniel H. Meyer

Dated: August 22, 2019	By:	/s/ Ronald Palmese, Jr.
Ronald Palmese, Jr., Esq., Attorney-in-Fact for Daniel H. Meyer 2012 Gift Trust U/A/D 10/31/12